VIA FACSIMILE AND EDGAR

November 16, 2007

Cheryl L. Grant

Attorney-Advisor

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Moody’s Corporation

Definitive Schedule 14A

Filed March 21, 2007

File No. 1-14037

Dear Ms. Grant:

On behalf of Moody’s Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 21, 2007 (the “August 21 Letter”), with respect to the Company’s Definitive Schedule 14A (the “Proxy Statement”) filed by the Company on March 21, 2007. The responses to the Staff’s comments are set out in the order in which the comments were set out in the August 21 Letter and are numbered accordingly.

Compensation of Directors, page 7

1.	Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

The Company hereby confirms that, because the restricted stock awards to directors carry dividend equivalent rights, no assumptions were used in valuing these awards under SFAS 123R (see paragraph 11 of SFAS 123R: “A nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date”).

Compensation Discussion and Analysis, page 21

2.	Please provide an expanded analysis of how you arrived at and why you paid each particular level of compensation to each named executive officer for the last fiscal year. For example, expand your analysis on pages 25 and 26 of how the committee determined specific long-term equity awards. Although your disclosure provides general information relating to the terms of each form of long-term equity compensation, also provide more discussion as to how the committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to Items 402(b)(1)(iii) and (v) of Regulation S-K. Discuss the specific factors considered by the committee in ultimately approving this and other forms of compensation, including the reasons why the committee believed that the amounts paid to each named executive officer were appropriate in light of the various items it had considered in making specific compensation decisions.

As reflected in the following responses, the Company plans, in future filings, to expand its description of each element of compensation and expand its analysis of how the Company’s policies and procedures, which are applied to all the named executive officers as a group, were applied to determine the amount of each element of pay for the named executive officers (where it has not already done so). For a discussion of how the Governance and Compensation Committee (the “Committee”) has the discretion to make qualitative adjustments to incentive awards, see our response to Comment 8. For additional details as to how amounts of long term compensation were determined, please refer to our response to Comment 3. Should the process of determining compensation for an individual named executive officer deviate from the process used for the other named executive officers, any differences will be noted and explanations for the differences will be provided.

Targeted Total Compensation, page 22

3.	If you benchmarked different elements of your compensation against a subset of the peer group set forth on page 22 or a different group of companies than those disclosed, identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, where you already have not done so, please disclose the actual percentiles for total fiscal year compensation and each benchmarked element of compensation. Include a discussion of where you targeted each element of compensation against the peer group companies and where actual payments fell within targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please explain why.

The Company described benchmarking of targeted total compensation in its Proxy Statement on page 22, by describing how it considered peer group and broader financial service industry data provided by a compensation consultant to set targets. We do not target an exact percentile at which to align compensation. Instead, we take a broader approach to these figures in order to allow for flexibility based on actual yearly performance. Peer group information was reviewed in quartile ranges, in most cases focusing on the 50th to 75th percentile. This percentile range served as but one of the reference points when establishing a targeted total compensation range for the named executive officers. Because of the unique nature of the Company’s business, peer group data is not applied on a strictly correlative basis. Instead, general market data provided to the Company by its compensation consultant is also considered. Actual compensation payouts are based on achieved performance of the business and individual objectives.

As compared to the broader market data provided to us by the compensation consultant, 2006 actual compensation payouts for four of the five named executive officers were at or slightly above the 75th percentile. The payout of one named executive officer was significantly above the 75th percentile. The Committee has monitored and is continuing to monitor that compensation level and will continue to adjust it as appropriate. In comparison to the peer group as noted in the Proxy Statement, for three of the top paid officers whose positions and responsibilities were comparable to the positions of named executive officers disclosed in the filings of our peer group, 2006 total compensation payouts fell within or below the 50-75% range.1

When determining the proper weighting of each element of compensation, as described on page 23 of the Proxy Statement, the Company again reviewed data from the same peer group and the broader market data provided by its compensation consultant. This data was used to analyze the percentage of performance-based cash and equity compensation offered by these comparable companies. The consultant found that all of the peer group companies provided

[1]	This percentage reflects a comparison to the proxy reported total compensation for the CEO, CFO, and General Counsel of the Company’s peer group. The positions held by the remaining top paid executive officers of our peer group were not similar in nature or scope to our remaining named officers. Therefore, direct comparisons are not easily made.

their senior management with cash compensation of approximately 45% to 65% of total compensation, and equity compensation of approximately 35% to 55% of total compensation.

In light of the Company’s compensation philosophy (page 23) of overweighting long term equity incentive compensation, in recent years the Company has provided its named executive officers with actual cash compensation (base salary and annual cash incentive awards) of between 35% and 40% of total compensation and equity compensation of between 60% and 65% of total compensation. In 2006 specifically, for the named executive officers as a group, total cash compensation accounted for 40% of the total payout and equity compensation accounted for 60% of the total payout. The Company believes that this mix is more aligned with long term shareholder interests than the percentages its peer group provided.

Because actual payout amounts are based on the Company’s performance and the assessed performance of the named executive officers, payments may be outside of the target ranges. In the future, we will provide this more detailed description of how we utilize peer group and broader industry data and if actual payments are outside of the targeted percentile ranges, the Company will discuss the reasons for the deviation. In addition, if the Company should benchmark different elements of its compensation to a subset of its peer group, it will disclose that practice.

4.	Please clarify how the amounts paid under each element affected decisions regarding the amounts paid or awarded under the other elements of your compensation program. See Item 402(b)(1)(vi) of Regulation S-K. For example, discuss whether or how the amount of base salary or values realized upon option exercises or vesting of restricted stock impacted the committee’s decisions regarding the type or amount of compensation to be paid during the fiscal year for which compensation is reported.

The Company has endeavored to explain the symbiotic relationship between payout decisions with regard to certain elements of compensation impacting decisions regarding other elements. As discussed in our response to Comment 3 above, and as noted in the Proxy Statement on page 23, the Company’s practice is to overweight long term equity compensation as compared to cash compensation (base salary and annual cash incentive awards). Long term equity compensation also has been overweighted in recent years as compared to the data provided by the Company’s compensation consultant with regard to the Company’s peer group. The emphasis on long term equity compensation, represented by a mix of stock options and restricted stock, aligns with the Company’s focus on long term credibility, contribution to overall company value and alignment with shareholder interests. The long term equity awards currently are comprised of 50% stock options and 50% restricted stock. We believe this, as explained on page 25 of the Proxy Statement, was an appropriate mix as the potential appreciation in stock options provided long term motivation incentives, while the use of restricted stock provided retention incentives. Values realized upon option exercises or vesting of restricted stock were not considered when determining actual awards for 2006. Annual awards are determined by an examination of the one-year period as well as by considering expectations for the future. They have not been based upon the value of an officer’s existing equity holdings.

In the future, the Committee will continue to review market and peer group data and evaluate the appropriate mix of elements in light of market circumstances and the Company’s long-standing commitment to quality and delivering value to shareholders. If elements are weighted differently among executives, the factors used in determining what percentage a certain element will represent of an executive’s total compensation and the Company’s decisions regarding how that element fit into the Company’s overall compensation objectives will be discussed. In addition, should the Committee change its practice to begin considering a recipient’s current holdings, those too will be described.

5.	On page 21, you state that your executive compensation program is designed to “link a substantial part of each executive’s compensation to the achievement of [among other things] the individual’s performance.” Please provide additional analysis of how individual performance contributed to actual fiscal year compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. McDaniel. See Item 402(b)(2)(vii) of Regulation S-K.

The chief executive officer submits a recommendation to the Committee regarding base salaries, annual cash incentive awards and long term equity compensation for the named executive officers.

With respect to annual cash incentive awards, his recommendations are not made solely using a formula. Rather, the recommendations begin with an initial baseline target, achieved as described in response to Comment 3 above, and then are determined based upon a review of financial performance objectives and non-financial performance objectives. The process begins by specifying financial and non-financial objectives for each named executive officer at the commencement of the performance year. At the end of the performance year, annual cash incentives are preliminarily funded on the basis of each named executive officer’s formulaic achievement relative to their financial (quantitative) objectives.

The preliminary awards are then subjected to negative adjustments based on the degree of achievement of each individual against their qualitative objectives. This negative adjustment recommendation is typically between 0% and 33.3% of the maximum award (further described in response to Comment 8) although a significant failure to achieve objectives may result in a negative adjustment larger than 33.3%. The Committee approved adjustments with respect to the total compensation of each named executive officer in 2006. The largest adjustment made to total compensation of a named executive officer in 2006 was a 25% negative adjustment.

Financial objectives applying to each of the named executive officers are growth in each of operating income and earnings per share. Non-financial objectives, which are used to determine the negative discretionary adjustments to the preliminary awards, differ among executives as their positions face different challenges and involve different strategic initiatives. Among the non-financial performance factors considered when evaluating compensation of the named executive officers is one’s contribution to the Company’s progress towards achievement of long-term initiatives, satisfaction of job responsibilities, new product development, corporate development, pursuit of internal synergies, international expansion, competitive differentiation, oversight of staff, attracting and maintaining talented employees, management of regulatory and legal concerns, adapting to regulatory changes, corporate planning, risk management, helping to maintain and support the Company’s values and culture, and potential future contributions the executive will make to the growth of the Company. The Committee determines the final total compensation payout based upon a subjective non-formulaic evaluation of these performance factors as well as an overall evaluation of annual performance.

With respect to base salaries, as described on page 23 of the Proxy Statement, the Committee evaluates them yearly in order to determine if adjustments are warranted, based on a recommendation from the chief executive officer (other than with respect to his own compensation). In evaluating each individual’s base salary, the Committee considers the scope of the individual’s responsibilities, experience and prior performance and balances this with competitive market data for comparable positions.

Mr. McDaniel develops a preliminary list of personal objectives at the start of the performance year for the Committee’s review. This list is created by examining the Company’s needs, the Company-wide goals and ascertaining Mr. McDaniel’s role in the achievement of these goals. He conducts a self-assessment at the end of the year in much the same manner that he assesses the other named executive officers’ performance. His bonus is preliminarily funded on the basis of achievement relative to quantitative measures of performance. Mr. McDaniel then puts forth a recommendation to the Committee regarding the negative discretionary adjustment to his award. The Committee reviews his recommendation, evaluates his performance and further refines the adjustment based on their own review of his performance as compared to the non-financial objectives.

In the future, the Company will disclose the list of factors considered by the Committee and if any one or few factors are particularly significant when making the ultimate payout determination, those factors will be described in the proxy statement.

6.	Please discuss material differences in your compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Securities Act Release No. 8732A. We note wide disparities in officer compensation related to Mr. McDaniel’s salary and the amounts awarded to him under the executive performance incentive compensation plan as well as the option award made to him on February 8, 2006. If policies or decisions relating to a named executive officer’s compensation are materially different than that for the other officers, discuss how and why on an individualized basis.

No different compensation policies are applied to the determination of the chief executive officer’s compensation than to the other named executive officers. As noted on page 22 of the Proxy Statement, the Committee begins its analysis of total compensation by analyzing the compensation of executive officers with similar positions at companies included in its peer group as well as in the broader market. The Company has determined in the past that the chief executive officers of comparable companies generally are paid compensation that is materially different in amount than that of other executive officers. As compared to the broader market data provided to the Company by its compensation consultant, Mr. McDaniel’s 2006 total compensation payout was between the median and the 75% percentile. Within the Company’s peer group as described in the Proxy Statement, Mr. McDaniel’s total compensation payment was slightly below the 50% range. Because the Committee considers the benchmark salaries of its peer group and the market, this was considered when determining Mr. McDaniel’s total compensation.

Additionally, the Committee takes into account the scope of the individual’s responsibilities, experience and prior performance, and balances these factors against competitive market data for comparable positions when determining overall compensation (noted on page 23). Because the chief executive officer of the Company is responsible for the entire organization, and is not only responsible for one area of operations of it, as is the case with the other named executive officers, the scope of his position led to a determination that a materially higher total compensation package was warranted. With respect to his February 8, 2006 option award and the payments made to him under the executive performance incentive compensation plan, the Committee determined that this level of award was suitable in order to provide Mr. McDaniel with long term incentives and sufficient to retain his talent within the Company. Material differences in the Company’s compensation policies or decisions with respect to the named executive officers will be discussed in future filings, where applicable.

Annual Cash Incentive Awards, page 23

7.	We note your disclosure regarding the funding of the annual cash incentive program. To facilitate an understanding of the potential compensation an executive may earn, please disclose for the fiscal year:

•	the aggregate dollar amount of the plan funding pool,

•	the maximum dollar amount, based on percentage assigned, that a named executive officer could be awarded, and

•	the dollar amount of the actual award provided to the named executive officer during the last fiscal year.

See Item 402(b)(1)(v) and (b)(2)(v) and (vi) of Regulation S-K.

There is not a predetermined aggregate dollar amount of the plan funding pool from which named executive officers are paid. Instead, bonus payments are funded by the Company’s successful achievement against pre-set targets. Our reference to “aggregate funding” was intended to refer to the sum of all individual payment calculations made at the end of the year. We will revise this language in future filings.

The Company does not assign a maximum dollar amount, based on percentage assigned, that a named executive officer could be awarded during a year. Should that practice change in the future, the Company will disclose those changes. Details regarding the dollar amount of the actual awards paid during the last fiscal year are found in the summary compensation tables and therefore do not need to be repeated in the compensation discussion and analysis portion of the proxy statement.

8.	We note your discussion on page 24 regarding the possibility of discretionary adjustments to incentive awards by the committee. Clarify whether discretion has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

As discussed in the Proxy Statement on page 24, discretion can be exercised by the Committee regarding incentive awards. These adjustments are subjective and can be based generally on a review of the circumstances affecting results to determine if any events were unusual or unforeseen. Please refer to our response to Comment 5 for a detailed discussion as to the subjective determinations made.

Specific weights are not assigned to the factors considered. Because performance goals are multi-layered, downward adjustments are not necessarily made due to the failure to achieve any particular single goal. For the negative discretionary adjustments recommended by the chief executive officer, a discretionary adjustment at the midpoint of the 0-33.3% range described in our response to Comment 5 would occur if the named executive officer broadly met expectations with respect to non-financial objectives. A 0% reduction would represent exceptional non-financial performance. Thus, a negative adjustment does not represent failure to meet expectations. Such negative discretion adjustments were made in 2006 with respect to each named executive officer.

The Committee’s review of adjustments recommended by the chief executive officer is based on the Committee’s overall evaluation of a named executive officer’s performance for the year in light of all circumstances. This adjustment can be positive or negative in dollar amount against the chief executive officer’s recommended negative adjustment, but in no event may the outcome be a positive, aggregate percentage adjustment. Again, a downward adjustment by the Committee of the chief executive officer’s recommendation might not represent a failure to meet a particular objective, but instead reflects an overall impression for the executive’s work over the year. In 2006, either positive or negative adjustments were made against the chief executive officer’s recommended adjustments with respect to each named executive officer. As noted in our response to Comment 5, in the future, the Company will provide added disclosure as to the exercise of discretion by the Committee.

Additional Executive Compensation Policies, page 26

9.	We note the disclosure relating to potential payments upon termination or change in control starting on page 37. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements.

The Committee does not take into account compensation that would become payable to each of the named executive officers under certain existing plans and arrangements if the executive’s employment had terminated under the specified circumstances or if there had been a change in control. Therefore, when discussing the factors considered by the Committee when determining overall compensation in the Proxy Statement, potential payments upon termination or change in control were not included.

As part of the Company’s overall philosophy of enhancing the value of shareholders’ investments, the Company believes that it is important to keep executives motivated to pursue potential transactions that would enhance that value (page 28). For that reason, although the Company does not provide specific change of control agreements, it does provide for accelerated vesting as part of its stock incentive plan. If in the future the Company changes its practice, and such payments are considered by the Committee when making its annual compensation determinations, such consideration will be noted in the compensation discussion and analysis.

Summary Compensation Table for 2006, page 30

10.	Disclose all assumptions made in the valuation of awards in the stock awards column of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

The Company hereby confirms that it did not apply any assumptions in determining the fair value of restricted stock awards for financial statement reporting purposes under SFAS 123R. We note that the Company voluntarily described the valuation input used to calculate the awards’ fair value.

The Governance and Compensation Committee, page 40

11.	Clarify whether the board or the compensation committee makes the final decisions regarding named executive officer compensation.

The Committee makes the final decisions regarding named executive officer compensation. This will be noted in future proxy statements.

Certain Relationships and Related Transactions, page 41

12.	Briefly indicate the categories of individuals or entities that are the “related persons” covered by your policy on related person transactions.

The categories of persons covered by our policy include any director, executive officer, any nominee for director, any immediate family member of a director, executive officer, or any nominee for director, and any person owning 5% or more of the Company’s common stock. In the future, the Company will disclose the categories of persons covered by its policy.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007, Attention: John Goggins.

Sincerely,

/s/ John Goggins
John Goggins
Senior Vice President and General Counsel

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